UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2024

Commission File Number: 001-39152

FSD PHARMA INC.
(Translation of registrant's name into English)

199 Bay St., Suite 4000

Toronto, Ontario M5L 1A9, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Exhibit 99.1. to this Form 6-K is hereby incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-276264), as amended, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FSD Pharma Inc. (Registrant)

Date: July 8, 2024	By:	/s/ Nathan Coyle
Nathan Coyle, Chief Financial Officer

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EXHIBIT INDEX

Exhibit	Description

99.1	Notice of Annual General and Special Meeting of Shareholders to be held on July 22, 2024 and Management Information Circular dated June 10, 2024

99.2	Notice of Meeting and Record Date

99.3	Notice of Availability of Proxy Materials

99.4	Form of Proxy

99.5	Voting Instruction Form

99.6	Request for Financial Statements Form

99.7	Certificate of Abridgment

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